October 8, 2021

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington DC 20549

Attention:	Brittany Ebbertt Kathleen Collins Edwin Kim Jan Woo Division of Corporation Finance, Office of Technology

Re:	Northern Genesis Acquisition Corp. II (the “Company”) File Number 333-257647

Ladies and Gentlemen:

On July 2, 2021, the Company filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement on Form S-4 under the Securities Act of 1933, as amended by Amendment No. 1 filed August 31, 2021 and Amendment No. 2 filed on September 23, 2021 (the “Registration Statement”). On October 7, 2021, the Company received written comments from the Staff of the Division of Corporation Finance, Office of Technology of the Commission (the “Staff”). The following sets forth the comments of the Staff and the Company’s response to those comments. The Company has simultaneously filed Amendment No. 3 to the Registration Statement to respond to the comments and provide other general updates.

The text of each comment has been included in this letter for your reference and the Company’s response is presented below each comment.

Husch Blackwell LLP

October 8, 2021

Amendment No. 3 to Form S-4 filed October 8, 2021

Autonomous Trucking Background & Benefits, page 169

1.	Comment: We note your response to prior comment 7 regarding the regulatory environment for autonomous trucking. While you indicate 42 states allow some form of autonomous trucking under the L4 framework and that none of these states expressly require a human driver to be present, it is still unclear whether the current regulatory environment in these states currently allow for the express use of autonomous trucking without a human driver present. To the extent you believe that uncertainty remains regarding the commercialization of your driverless platform with no human driver present, please discuss this uncertainty both here and in your summary.

Response:     The Company respectfully acknowledges the comment from the Staff and advises the Staff that of the 42 states that allow for commercialization of autonomous vehicles, 16 have enacted legislation that expressly allows the use of autonomous driving without a human driver present, including commercial L4 autonomous trucking. The remaining 26 states do not expressly prohibit commercial L4 autonomous trucking and most of these states are actively developing legislation through, for example, testing programs or task forces studying the issue.

The Company acknowledges that legislation may change in these states and that laws that expressly permit commercial L4 autonomous trucking may be slower to develop than anticipated. In addition, other developments, through case law, regulation or otherwise may hinder the enactment of express legislation providing for commercial L4 autonomous trucking adoption or impact existing express legislation. Nevertheless, in light of the absence of express prohibitions on commercial L4 autonomous trucking across most of the states, the favorable federal regulatory environment and the potential for preemption of stringent state regulations or restrictions of AV technology in conflict with the federal mandate, Embark believes its revenue forecasts are consistent with the current state of regulation.

Further, in response to this comment, the Company revised the disclosure on pages 2, 175 and 176 of Amendment No. 3 to provide additional disclosure related to uncertainties associated with the regulatory environment for autonomous trucking.

Beneficial Ownership of Securities, page 209

2.	Comment: We note your response to prior comment 8 regarding your beneficial ownership and we reissue it. To the extent that your principal stockholders have investment committees or multiple natural persons making investment decisions on the behalf of their respective fund or fund groups, please identify such individuals.

Response:     The Company respectfully acknowledges the comment from the Staff and in response, the Company revised the disclosure on page 213 of Amendment No. 3. With respect to Alberta Investment Management Company (“AIMCo”), the information is not publicly available in the Schedule 13G filed by AIMCo with the SEC on January 22, 2021. The Company contacted AIMCo to request the information from AIMCo that would be responsive to this comment and AIMCo indicated that it believed it would be misleading to identify specific natural persons as having sole voting/dispositive power over the shares. AIMCo is an unaffiliated with either the Company or Embark and neither the Company nor Embark have access to such information. The Company has added disclosure on page 213 of Amendment No. 3 information about AIMCo provided to the Company to assist with investors' understanding of its structure.

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing. Please feel free to contact the undersigned at 423-755-2662 should you have any questions or concerns.

Husch Blackwell LLP

October 8, 2021

Sincerely,

/s/ Rebecca C. Taylor

Rebecca C. Taylor

cc:	James G. Goettsch, Husch Blackwell LLP

Rachel W. Sheridan, Latham & Watkins LLP

Shagufa R. Hossain, Latham & Watkins LLP

Ian Robertson, Northern Genesis Acquisition Corp. II

Richard Hawwa, Embark Trucks Inc.

Siddhartha Venkatesan, Embark Trucks Inc.

Husch Blackwell LLP